

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

September 25, 2009

Mr. Alejandro Bautista
Chief Executive Officer
S2C Global Systems, Inc.
5119 Beckwith Boulevard, Suite 105
San Antonio, TX 78249

      Re: **S2C Global Systems, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed April 15, 2009
              Form 10-Q for the Quarterly Period Ended June 30, 2009
              Filed August 19, 2009
              Form 10-Q for the Quarterly Period Ended March 31, 2009
              Filed May 20, 2009
              File No. 0-51529

Dear Mr. Bautista:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A(T). Controls and Procedures, page 13

Evaluation of Disclosure Controls and Procedures, page 13

1.	Please tell us and disclose in the amendment requested below how you determined that your disclosure controls and procedures were effective at year end given the material weaknesses that led to your conclusion that your internal controls over financial reporting were not effective at year end. If you believe that your disclosure controls and procedures were effective in spite of the material weaknesses you have noted, you should clearly disclose how you reached this conclusion.

2.	We note your statement that a control system cannot provide absolute assurance. As indicated in Section II.F.4. of our Release 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm#iif4, if you wish to refer to the level of assurance provided by your control system, you should clarify that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and state, if true, the conclusions of the principal executive and principal financial officers that the controls and procedures are, in fact, effective at the "reasonable assurance" level. Please revise your disclosure in your amendment.

Management's Annual Report on Internal Control over Financial Reporting, page 13

3.	We note that the second paragraph of your annual report on internal control over financial reporting discusses additional inherent limitations that smaller companies face. Because your discussion of these limitations is essentially the internal control deficiencies described in paragraph four, your disclosure suggests that your management did not complete a full evaluation of internal controls over financial reporting as required by Exchange Act Rules 13a-15(c) and 15d-15(c), and that instead you simply identified as material weaknesses those areas in which you expect smaller companies to have inherent weakness. Please tell us and revise your disclosure to clarify whether you performed a complete evaluation of your internal controls over financial reporting.

4.	Please amend your filing to include a statement in substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report." Refer to Item 308T(a)(4).

5.   Please amend your filing to disclose whether there were any changes in internal control over financial reporting that occurred in your last fiscal quarter (your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308T(b).

Exhibits 31.1 and 31.2

6.   When you file the amendment requested above, please file new certifications signed as of a recent date in compliance with Exchange Act Rule 12b-15. Additionally, when you provide these certifications, please ensure that your certifications read exactly as set forth in Item 601(b)(31) of Regulation S-K. Specifically, please revise your certifications as follows:

- Exclude the certifying individual's title and the company name in the opening line of your certification.

- Identify the company in paragraph 1.

- Revise introductory paragraphs 4 and 5 and paragraph 4.d. to read exactly as set forth in Item 601(b)(31), and also ensure you include the complete language in introductory paragraph 4.

- Replace "my" with "our" in paragraph 4.b. and in introductory paragraph 5.

Forms 10-Q for the Periods Ended March 31, 2009 and June 30, 2009

Financial Statements, page 2

Notes to Condensed Consolidated Financial Statements, page 8

Note 4. Investment in Joint Venture, page 9

7.   In future filings, please disclose sales, gross profit, net income or loss from continuing operations, net income and net income attributable to the investee for your 50% owned joint venture, Alaska Resources & Managements LLC, or tell us why you believe this disclosure is not required. Refer to Rule 8-03(b)(3) of Regulation S-X.

Item 4T. Controls and Procedures, page 17

8.   Please be advised that Item 4T of Form 10-Q requires an evaluation of <u>disclosure controls and procedures</u> as of each quarter end pursuant to Item 307 of Regulation S-K and that an evaluation of internal control over financial reporting is only required in annual reports. Your current disclosure, which solely assesses internal control over financial reporting, is insufficient in this regard. Please amend both your March 31, 2009 and June 30, 2009 Forms 10-Q to comply with Item 4T of Form 10-Q.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Plan of Operation, page 15

9.   We note your disclosure that "Through the balance of this year we will continue to secure and fulfill contracts in the continental USA focusing on California, Florida and Texas, the Middle East focusing on Saudi Arabia, and Asia focusing on Korea." Your disclosure that you "continue to secure and fulfill contracts" appears to contradict your disclosures on page 14 that state that your loading system will not be built until the first order is confirmed and that you are currently awaiting confirmation of your first business for sales of bulk water. In future filings, please clearly disclose whether you have, or do not have, any signed and executed sales contracts, and ensure that all of your disclosures concerning this matter are consistent.

Liquidity and Capital Resources, page 16

10.   We note your balance of current liabilities, which consist primarily of accounts payable, accrued liabilities, loans payable due on demand, promissory notes due on demand, convertible promissory notes due on various days in 2009 and sale of future earnings. We also note that as of, and subsequent to June 30, 2009, most of your convertible promissory notes have become due and that payment has not been made and that the notes are currently in default. Please ensure that your upcoming September 30, 2009 Form 10-Q clearly explains to your investors how you expect to satisfy your cash requirements, including both anticipated future operating expenses and any loans that are currently due or past due. You should provide a discussion of your expected cash inflows and outflows for the next twelve months, quantifying your estimates where possible. Refer to Section 607.02 of the Financial Reporting Codification.

Exhibits 31.1 and 32.2

11.   Similar to the comment above on your Form 10-K, when you amend your Forms
        10-Q, please file new certifications signed as of a recent date in compliance with
        Exchange Act Rule 12b-15. Additionally, when you provide these certifications,
        please ensure that your certifications read exactly as set forth in Item 601(b)(31)
        of Regulation S-K.

*   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief